UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

APELLIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03753U 106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03753U 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Morningside Venture Investments Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,806,342
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,806,342

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,806,342
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.2% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Based upon (a) 87,295,371 shares of Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2021 and (b) an additional 10,062,500 shares of Common Stock issued by the Issuer in an underwritten offering in November 2021 as reported in the Issuer’s prospectus supplement dated January 20, 2022 filed with the SEC pursuant to Rule 424(b)(5) on January 20, 2022.

CUSIP No. 03753U 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frances Anne Elizabeth Richard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,806,342
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,806,342

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,806,342
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.2% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)

Based upon (a) 87,295,371 shares of Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021 and (b) an additional 10,062,500 shares of Common Stock issued by the Issuer in an underwritten offering in November 2021 as reported in the Issuer’s prospectus supplement dated January 20, 2022 filed with the SEC pursuant to Rule 424(b)(5) on January 20, 2022.

CUSIP No. 03753U 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cheung Ka Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,806,342
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,806,342

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,806,342
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.2% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)

Based upon (a) 87,295,371 shares of Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021 and (b) an additional 10,062,500 shares of Common Stock issued by the Issuer in an underwritten offering in November 2021 as reported in the Issuer’s prospectus supplement dated January 20, 2022 filed with the SEC pursuant to Rule 424(b)(5) on January 20, 2022.

CUSIP No. 03753U 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jill Marie Franklin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,806,342
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,806,342

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,806,342
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.2% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)

Based upon (a) 87,295,371 shares of Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021 and (b) an additional 10,062,500 shares of Common Stock issued by the Issuer in an underwritten offering in November 2021 as reported in the Issuer’s prospectus supplement dated January 20, 2022 filed with the SEC pursuant to Rule 424(b)(5) on January 20, 2022.

CUSIP No. 03753U 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Stuart Allenby Edwards
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,806,342
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,806,342

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,806,342
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.2% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)

Based upon (a) 87,295,371 shares of Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021 and (b) an additional 10,062,500 shares of Common Stock issued by the Issuer in an underwritten offering in November 2021 as reported in the Issuer’s prospectus supplement dated January 20, 2022 filed with the SEC pursuant to Rule 424(b)(5) on January 20, 2022.

Item 1.

(a)	Name of Issuer

Apellis Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

100 Fifth Avenue

Waltham, MA 02451

Item 2.

(a)	Name of Person Filing

Morningside Venture Investments Ltd

Frances Anne Elizabeth Richard

Cheung Ka Ho

Jill Marie Franklin

Peter Stuart Allenby Edwards

(b)	Address of Principal Business Office or, if none, Residence

c/o THC Management Services S.A.M.

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

(c)	Citizenship

Morningside Venture Investments Ltd – British Virgin Islands

Frances Anne Elizabeth Richard - United Kingdom

Cheung Ka Ho – Hong Kong

Jill Marie Franklin – United Kingdom

Peter Stuart Allenby Edwards – United Kingdom

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

03753U 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Morningside Venture Investments Ltd – 12,806,342 shares

Frances Anne Elizabeth Richard – 12,806,342 shares

Cheung Ka Ho – 12,806,342 shares

Jill Marie Franklin – 12,806,342 shares

Peter Stuart Allenby Edwards – 12,806,342 shares

(b)	Percent of class:

Morningside Venture Investments Ltd – 13.2%

Frances Anne Elizabeth Richard – 13.2%

Cheung Ka Ho – 13.2%

Jill Marie Franklin – 13.2%

Peter Stuart Allenby Edwards – 13.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Morningside Venture Investments Ltd – 0 shares

Frances Anne Elizabeth Richard – 0 shares

Cheung Ka Ho – 0 shares

Jill Marie Franklin – 0 shares

Peter Stuart Allenby Edwards – 0 shares

(ii)	Shared power to vote or to direct the vote

Morningside Venture Investments Ltd – 12,806,342 shares

Frances Anne Elizabeth Richard – 12,806,342 shares

Cheung Ka Ho – 12,806,342 shares

Jill Marie Franklin – 12,806,342 shares

Peter Stuart Allenby Edwards – 12,806,342 shares

(iii)	Sole power to dispose or to direct the disposition of

Morningside Venture Investments Ltd – 0 shares

Frances Anne Elizabeth Richard – 0 shares

Cheung Ka Ho – 0 shares

Jill Marie Franklin – 0 shares

Peter Stuart Allenby Edwards – 0 shares

(iv)	Shared power to dispose or to direct the disposition of

Morningside Venture Investments Ltd – 12,806,342 shares

Frances Anne Elizabeth Richard – 12,806,342 shares

Cheung Ka Ho – 12,806,342 shares

Jill Marie Franklin – 12,806,342 shares

Peter Stuart Allenby Edwards – 12,806,342 shares

This statement is filed by: (i) Morningside Venture Investments Ltd., a British Virgin Islands exempted company (“MVIL”), with respect to the Common Stock directly and beneficially owned by it; (ii) Frances Anne Elizabeth Richard, with respect to the Common Stock beneficially owned by her as a result of her position as a director with MVIL; (iii) Cheung Ka Ho, with respect to the Common Stock beneficially owned by him as a result of his position as a director with MVIL; (iv) Jill Marie Franklin, with respect to the Common Stock beneficially owned by her as a result of her position as a director of MVIL; and (v) Peter Stuart Allenby Edwards, with respect to the Common Stock beneficially owned by him as a result of his position as a director with MVIL. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Frances Anne Elizabeth Richard, Cheung Ka Ho, Jill Marie Franklin, and Peter Stuart Allenby Edwards are the directors of MVIL and share voting and dispositive power with respect to the securities held by MVIL. Ms. Richard, Mr. Cheung, Ms. Franklin and Mr. Edwards each disclaim beneficial ownership of the securities owned directly by MVIL. MVIL is ultimately wholly beneficially owned by a trust over which Adriel Wenbwo Chan and Wong Yuk Lan share authority to remove the trustee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See attached for identification of Members of the Group.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

February 14, 2022
Date

MORNINGSIDE VENTURE INVESTMENTS LTD.

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Cheung Ka Ho
Cheung Ka Ho

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards